Exhibit 99.1

voxeljet AG Reports Financial Results for the Second Quarter Ended June 30, 2015

Friedberg, Germany, August 13, 2015 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the second quarter ended June 30, 2015.

Highlights — Second Quarter 2015

•                  Total revenues increased 100.9% to kEUR 5,484 from kEUR 2,730

•                  Systems revenues increased 56.6% to kEUR 1,933 from kEUR 1,234

•                  Services revenues increased 137.4% to kEUR 3,551 from kEUR 1,496

•                  Gross margin was 33.5% compared to 31.5% in the prior year quarter

•                  Reaffirm full year 2015 revenue guidance

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “I am pleased with our second quarter results which reflect the increased adoption of 3D printing in industrial and commercial applications. Demand for both our systems and on-demand printed parts remains robust. Total revenues more than doubled with significant increases in both segments. Furthermore we are on target with our strategic initiatives which will drive our future growth.”

Dr. Ederer continued, “Our first half 2015 results are in line with our expectations and we reaffirm our full year 2015 guidance of revenue between kEUR 23,000 and kEUR 24,000 for the Company, which represents approximately 50% growth over last year’s revenues.”

Second Quarter 2015 Results

Revenues for the second quarter of 2015 increased by 100.9% to kEUR 5,484 compared to kEUR 2,730 in the second quarter of 2014.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, increased 56.6% to kEUR 1,933 in the second quarter of 2015 from kEUR 1,234 in last year’s second quarter. The Company delivered three new printers in the second quarter of 2015, compared to two new printers in last year’s second quarter. Systems revenues also include all revenues from consumables, spare parts and maintenance. Systems revenues represented 35.2% of total revenues in the second quarter of 2015 compared to 45.2% in last year’s second quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, increased 137.4%, to kEUR 3,551 in the second quarter of 2015 from kEUR 1,496 for the same quarter last year. This was mainly due to the revenue contribution from our subsidiaries voxeljet UK Ltd. (“voxeljet UK”, acquired in the fourth quarter 2014) and Voxeljet of America, Inc. (“Voxeljet of America”, which began printing on-demand parts in the first quarter of 2015). We also continued to benefit from the expansion of our service center in Germany (completed in April 2014).

Cost of sales was kEUR 3,650 for the second quarter of 2015 compared to kEUR 1,870 for the second quarter of 2014.

Gross profit was kEUR 1,834 in the second quarter of 2015 compared to kEUR 860 in the second quarter of 2014. The gross profit margin increased to 33.5% in the second quarter of 2015 from 31.5% in the second quarter of 2014.

Gross profit for our Systems segment increased to kEUR 632 in the second quarter of 2015 from kEUR 294 in the second quarter of 2014. The gross profit margin for this segment increased to 32.7% in the second quarter of 2015 compared to 23.8% in the second quarter of 2014. Systems sales in the second quarter of 2015 included three new printers. Higher headcount costs related to our growth strategy also affected the cost of sales in the Systems segment, which negatively impacted gross profit and margin. As of June 30, 2015, 49 people were employed in the Systems segment, compared to 29 as of June 30, 2014.

Gross profit for our Services segment increased to kEUR 1,202 in the second quarter of 2015 from kEUR 566 in the second quarter of 2014. The gross profit margin for this segment decreased to 33.8% in the second quarter of 2015 from 37.8% in the second quarter of 2014. As of June 30, 2015, 35 people were employed in the Services segment compared to 18 as of June 30, 2014.  Gross profit for the group was mixed. The gross margin for Services at our facility in Germany was very strong, as demand for both sand and plastic (PMMA) parts remain robust.  This was offset in part by the operating results of our subsidiaries in the United States and the United Kingdom. Voxeljet of America began printing on demand parts in the first quarter of 2015, but is ramping-up its production and will be adding capacity throughout the second half of the year. voxeljet UK, which prints on-demand parts for the film and entertainment industry generally generates a lower gross margin due to more costly finishing and post-printing process requirements.

Selling expenses were kEUR 1,743 for the second quarter of 2015 compared to kEUR 845 in the second quarter of 2014. The increase of kEUR 898 was the result of our expanded global sales effort as we increased our international presence and attended more trade shows and fairs compared to the prior year period. In addition, commissions for sales agents increased, which was in line with our higher sales. Headcount (for employees performing sales and marketing functions) increased at the end of the second quarter of 2015 by 12 to 35 employees compared to 23 at the end of the second quarter 2014.

Administrative expenses were kEUR 1,097 for the second quarter of 2015 compared to kEUR 952 in the second quarter of 2014. This increase of kEUR 145 was primarily due to increased headcount related to the pursuit of our growth strategy. Headcount (for employees performing administrative functions) increased at the end of the second quarter of 2015 by 23 to 46 employees compared to 23 at the end of the second quarter 2014. The company incurred transaction costs for the follow-on public offering in the amount of kEUR 157 during the second quarter of 2014.

Research and development (“R&D”) expenses increased to kEUR 1,417 in the second quarter of 2015 from kEUR 831 in the prior year period, as we continued to invest heavily in R&D with a number of active projects in various stages of development. Those investments are intended to strengthen our leadership in technology.

Operating loss was kEUR 2,095 in the second quarter of 2015, compared to an operating loss of kEUR 1,379 in the prior year period. Our increased operating loss in the second quarter of 2015 was the result of an increase in our operating expenses caused by higher selling as well as research and development expenses and increased headcount related to the pursuit of our growth strategy.

Net loss for the second quarter of 2015 was kEUR 2,136, or EUR 0.57 per share, as compared to net loss of kEUR 1,405, or EUR 0.38 per share, in the second quarter of 2014. This is based on a weighted average number of ordinary shares outstanding of 3.720 million for the second quarter of 2015 compared to 3.660 million in the second quarter of 2014.

Based on a conversion rate of five American Depositary Shares (“ADSs”) per ordinary share, net loss was EUR 0.11 per ADS for the second quarter of 2015 compared to net loss of EUR 0.08 per ADS in the second quarter of 2014.

Six Months Ended June 30, 2015 Results

Revenues for the six months ended June 30, 2015 increased by 102.5% to kEUR 11,073 compared to kEUR 5,469 in the prior year period.

Systems revenues were kEUR 4,750 for the first six months of 2015 compared to kEUR 2,546 in last year’s period. The Company sold five new and two used and refurbished 3D printers during the first six months of 2015 compared to four new 3D printers in the prior year period. Systems revenues represented 42.9% of total revenue for the six months ended June 30, 2015 compared to 46.6% for the same period a year ago.

Services revenues were kEUR 6,323 for the six months ended June 30, 2015 compared to kEUR 2,923 for the same period last year. This was mainly due to the revenue contribution from our subsidiaries voxeljet UK Ltd. (“voxeljet UK”, acquired in the fourth quarter 2014) and Voxeljet of America, Inc. (“Voxeljet of America”, which began printing on-demand parts in the first quarter of 2015). We also continued to benefit from the expansion of our service center in Germany (completed in April 2014).

Cost of sales for the six months ended June 30, 2015 was kEUR 7,360, an increase of kEUR 3,830, or 108.5%, over cost of sales of kEUR 3,530 for the same period in 2014. For the six months ended June 30, 2015, the cost of sales related to our Long Term Cash Incentive Plan (“LTCIP”), implemented effective January 1, 2013 was kEUR 295 compared to kEUR 112 for the same period last year.

Gross profit and gross margin for the six months ended June 30, 2015 were kEUR 3,713 and 33.5%, respectively, compared to kEUR 1,939 and 35.4% in the prior year period.

Gross profit for our Systems segment increased to kEUR 1,404 for the six months ended June 30, 2015 from kEUR 691 in the same period of 2014. The gross profit margin for this segment increased to 29.6% compared to 27.1% for the prior period primarily due to more favorable printer mix. In the first half of 2015, cost of sales related to the LTCIP was kEUR 165 compared to kEUR 64 for the same period last year.

Gross profit for our Services segment increased to kEUR 2,309 for the six months ended June 30, 2015 from kEUR 1,248 in the same period of 2014. The gross profit margin for this segment decreased to 36.5% from 42.7%. The decrease in gross margin was primarily related to lower gross margin contributions from our two subsidiaries in the United States and the United Kingdom for the six months ended June 30, 2015.  In the first half of 2015, cost of sales related to the LTCIP was kEUR 130 compared to kEUR 48 for the same period last year.

Selling expenses were kEUR 3,159 for the six months ended June 30, 2015 compared to kEUR 1,538 in the same period in 2014, an increase of kEUR 1,621, or 105.4%. Administrative expenses increased by kEUR 1,150, to kEUR 2,716 for the first six months of 2015 from kEUR 1,566 in the prior year period. The increases in selling and administrative expenses were in line with our efforts to grow our business. R&D expenses increased to kEUR 2,977 for the six months ended June 30, 2015 from kEUR 1,679 in the same period in 2014, an increase of kEUR 1,298, or 77.3%. The increase in R&D expenses in the first six months of 2015 reflects our emphasis on developing new 3D printing technology and improving our existing 3D printing technology.

Our operating expenses for the six months ended June 30, 2015 were affected by the LTCIP. Selling expenses, administrative expenses and R&D expenses related to the LTCIP were kEUR 154, kEUR 98 and kEUR 263, respectively. This compares to kEUR 70, kEUR 35 and kEUR 95, respectively for the same period last year. Regarding the LTCIP, management adjusted its judgement of the probability of achieving the targets for the second performance period. This led to a change in estimate resulting in higher personnel expenses through cost of sales and other operating expenses. The change in estimate recognized in the six months ended June 30, 2015 amounted to kEUR 337.

Other operating expenses for the six months ended June 30, 2015 were kEUR 268 compared to kEUR 86 in the prior year period. This was mainly due to higher losses from foreign currency transactions.

Other operating income was kEUR 1,846 for the six months ended June 30, 2015 compared to kEUR 948 in the prior year period. The increase was mainly due to higher gains from foreign exchange transactions and the recognition of kEUR 377 of deferred income which includes kEUR 230 resulting from the early termination of one sale and leaseback transaction during the first quarter in 2015.

Net loss for the six months ended June 30, 2015 was kEUR 3,766, or EUR 1.01 per share, as compared to net loss of kEUR 2,116, or EUR 0.62 per share, in the prior year period. This is based on a weighted average number of ordinary shares outstanding of 3.720 million for the first six months period of 2015 compared to 3.388 million in the prior year period.

Based on a conversion rate of five American Depositary Shares (“ADSs”) per ordinary share, net loss was EUR 0.20 per ADS for the six months ended June 30, 2015 compared to net loss of EUR 0.12 per ADS in the prior year period.

Business Outlook

We reaffirm our revenue guidance in a range of between kEUR 23,000 and kEUR 24,000 for the year ending December 31, 2015, representing approximately 50% growth over last year’s results.

The primary drivers of the Company’s anticipated revenue growth for the year ending December 31, 2015 are expected to be: (1) increased global Systems sales; (2) continued Services revenue growth at its facility in Friedberg, Germany; (3) contribution from Voxeljet of America Inc., the Company’s Services facility in Canton, Michigan, which began operating in January 2015; and (4) a full year’s contribution from voxeljet UK, the Company’s Services facility outside London, England. Based on these factors, the Company expects Services revenue growth to outpace Systems revenue growth in 2015.

Our total backlog of 3D printer orders at June 30, 2015 was kEUR 2,598, which represents six 3D printers. This compares to backlog of kEUR 4,178, representing seven 3D printers, at December 31, 2014. As production and delivery of our printers is generally not characterized by long lead times, backlog is more dependent on the timing of customers’ requested deliveries.

At June 30, 2015, we had cash and cash equivalents of kEUR 3,757 and held kEUR 38,091 of investments in five bond funds which are included in current financial assets on our consolidated statement of financial position.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the second quarter of 2015 on Friday, August 14th at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or +1-201-493-6725 for international, Conference Title “voxeljet AG Second Quarter 2015 Financial Results Conference Call.” Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-877-870-5176 or +1-858-384-5517, Replay Conference ID number 10064077. The recording will be available for replay through August 21, 2015.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website (http://www.voxeljet.de/en/) at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Exchange rate

This press release contains translations of certain U.S. dollar amounts into Euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to Euros in this press release were made at a rate of USD 1.1154 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the Euro on June 30, 2015.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Anthony Gerstein

Director, Investor Relations and Business Development

anthony.gerstein@voxeljet.com

+1-646-484-1086

voxeljet AG
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	06/30/2015	12/31/2014
		(€ in thousands)
		unaudited
Current assets		53,769	58,509
Cash and cash equivalents	7	3,757	8,031
Financial assets	3, 7	38,353	41,142
Trade receivables		2,602	3,148
Inventories		7,716	5,247
Income tax receivables		89	65
Other assets	4	1,252	876

Non-current assets		24,866	22,586
Financial assets	3, 7	206	247
Intangible assets		1,351	1,315
Goodwill		1,413	1,558
Property, plant and equipment	6	21,816	19,466
Other assets	4	80	—

Total assets		78,635	81,095

	Notes	06/30/2015	12/31/2014

Current liabilities		8,560	5,567
Deferred income		688	469
Trade payables		3,084	2,326
Financial liabilities	7	1,290	1,241
Other liabilities and provisions	8	3,498	1,531

Non-current liabilities		2,808	4,228
Deferred income		580	826
Deferred tax liabilities		—	213
Financial liabilites	7	1,809	2,263
Other liabilities and provisions	8	419	926

Equity		67,267	71,300
Subscribed capital		3,720	3,720
Capital reserves		75,671	75,671
Accumulated deficit		(11,856)	(8,090)
Accumulated other comprehensive income (loss)		(268)	(1)
Total equity and liabilities		78,635	81,095

voxeljet AG
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended June 30,		Six months ended June 30,
	Notes	2015	2014	2015	2014
		(€ in thousands except share and share data) unaudited
Revenues	9, 10	5,484	2,730	11,073	5,469
Cost of sales		(3,650)	(1,870)	(7,360)	(3,530)
Gross profit	9	1,834	860	3,713	1,939
Selling expenses		(1,743)	(845)	(3,159)	(1,538)
Administrative expenses		(1,097)	(952)	(2,716)	(1,566)
Research and development expenses		(1,417)	(831)	(2,977)	(1,679)
Other operating expenses		(62)	(8)	(268)	(86)
Other operating income		390	397	1,846	948
Operating loss		(2,095)	(1,379)	(3,561)	(1,982)
Finance expense		(47)	(41)	(150)	(166)
Finance income		6	15	10	32
Financial result		(41)	(26)	(140)	(134)
Loss before income taxes		(2,136)	(1,405)	(3,701)	(2,116)
Income taxes		—	—	(65)	—
Net loss		(2,136)	(1,405)	(3,766)	(2,116)

Other comprehensive income (loss)		(89)	44	(267)	80
Total comprehensive loss		(2,225)	(1,361)	(4,033)	(2,036)
Weighted average number of ordinary shares outstanding		3,720,000	3,660,659	3,720,000	3,388,508
Loss per share - basic/ diluted (EUR)		(0.57)	(0.38)	(1.01)	(0.62)

voxeljet AG
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(€ in thousands)	Subscribed capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive income (loss)	Total equity
Balance at January 1, 2014	3,120	46,038	(3,758)	—	45,400
Loss for the period	—	—	(2,116)	—	(2,116)
Follow-on public offering	600	29,633	—	—	30,233
Net changes in fair value of available for sale financial assets	—	—	—	71	71
Foreign currency translations	—	—	—	9	9
Balance at June 30, 2014	3,720	75,671	(5,874)	80	73,597

(€ in thousands)	Subscribed capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive income (loss)	Total equity
Balance at January 1, 2015	3,720	75,671	(8,090)	(1)	71,300
Loss for the period	—	—	(3,766)	—	(3,766)
Net changes in fair value of available for sale financial assets	—	—	—	(101)	(101)
Foreign currency translations	—	—	—	(166)	(166)
Balance at June 30, 2015	3,720	75,671	(11,856)	(268)	67,267

voxeljet AG
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30,
	2015	2014
	(€ in thousands)
Cash Flow from operating activities

Profit (loss) for the period	(3,766)	(2,116)

Depreciation and amortisation	1,495	830
Proceeds from customer loans	836	143
Changes in deferred income taxes	(213)	—
Loss on disposal of assets	—	188
Deferred income	(27)	(629)

Change in working capital	183	(2,556)
Trade and other receivables and current assets	90	(638)
Inventories	(2,469)	(1,001)
Trade payables	758	255
Other liabilities and provisions	1,828	(1,158)
Income tax payable/receivables	(24)	(14)

Total	(1,492)	(4,140)

Cash Flow from investing activities

Proceeds from disposal of property, plant, equipment and intangible assets	1	—
Payments to acquire property, plant, equipment and intangible assets	(3,737)	(1,366)
Payments to acquire/ proceeds from sale of financial assets	1,939	(34,577)

Total	(1,797)	(35,943)

Cash Flow from financing activities

Proceeds (repayment) from bank overdrafts and lines of credit	(23)	(254)
Repayment of sale and leaseback	(323)	—
Repayment of finance lease obligations	(326)	(1,132)
Repayment of long-term debt	(101)	(1,252)
Proceeds from borrowings	—	800
Proceeds from issuance of shares	—	30,233

Total	(773)	28,395

Net increase (decrease) in cash and cash equivalents	(4,062)	(11,688)

Cash and cash equivalents at beginning of period	8,031	33,459

Changes to cash and equivalents due to foreign exchanges rates	(212)	9
Cash and cash equivalents at end of period	3,757	21,780

Supplemental Cash Flow Information
Interest paid net	147	110

voxeljet AG

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1. Preparation of financial statements

Our consolidated interim financial statements include the accounts of voxeljet AG, which is listed on the New York Stock Exchange, and its wholly-owned subsidiaries Voxeljet of America Inc. and voxeljet UK Ltd., which are collectively referred to herein as the ‘Group’ or the ‘Company.’

Our consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34.

The IASB issued a number of new IFRS standards which will become effective for the Company’s financial year beginning on January 1, 2016.

Standard	Effective date	Descriptions
IFRS 10, IAS 28	01/2016	Amendment Sale or Contribution of Assets between Investor and its Associate or Joint Venture
IFRS 10,12, IAS 28	01/2016	Amendments Investment Entities
IFRS 14	01/2016	Regulatory Deferral Accounts
IAS 1	01/2016	Amendment Disclosure Initiative
IAS 16, IAS 38	01/2016	Property, Plant and Equipment
IFRS 11	01/2016	Amendment Accouting for Acquisitions of Interests in Joint Operations
IAS 27	01/2016	Amendment Equity Method in Separate Financial Statements
IAS 16, IAS 41	01/2016	Amendment Agriculture: Bearer Plants
Improvements to IFRS (2012- 2014)	01/2016	IFRS 5, 7, IAS 19, 34
IAS 38	01/2016	Amendments Clarification of Acceptable Methods of Depreciation and Amortisation

The IASB issued a number of new IFRS standards which will become effective for the Company’s financial year beginning on January 1, 2017 and January 1, 2018, respectively.

Standard	Effective date	Descriptions
IFRS 15	01/2017	Revenue from Contracts with Customers
IFRS 9	01/2018	Financial Instruments

Company has not yet determined what impact the new standards, amendments or interpretations will have on the financial statements.

The interim financial statements as of and for the six months ended June 30, 2015 and 2014 were authorized for issue by the Management Board on August 13, 2015.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the financial statements as of December 31, 2014, which can be found in the Company’s Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission. These policies have been applied to all financial periods presented.

3. Financial assets

The financial assets as of June 30, 2015 primarily consisted of shares of five bond funds (kEUR 38,091) and one customer loan (kEUR 262). The investments in the bond funds are measured at fair value, and any unrealized gain or loss in the value of such shares is recorded as other comprehensive income on our consolidated statements of comprehensive loss.

4. Other assets

The other assets at June 30, 2015 primarily included kEUR 562 of prepaid expenses (December 31, 2014: kEUR 453), thereof kEUR 418 related to insurances (December 31, 2014: kEUR 396), and kEUR 349 VAT refund claim (December 31, 2014: kEUR 135).

5. Business Combination Propshop

On October 1, 2014, voxeljet AG acquired 100% of the outstanding shares of Propshop (Model Makers) Limited (“Propshop”, which we renamed voxeljet UK Ltd. (“voxeljet UK”)) for €1.0 million in cash. voxeljet UK mainly renders 3D printing services for the film and entertainment industry in the UK. In addition, the Company entered into an earn out agreement with revenue and earnings targets for each of the years 2015, 2016 and 2017 with the former owner of Propshop; payments under the earn out agreement could total up to €1.5 million in the aggregate and would be recorded as compensation.

voxeljet performed a preliminary purchase price allocation as of December 31, 2014 with respect to certain separately identified intangible assets. As of March 31, 2015, the Company adjusted the purchase price allocation according to the fair values of the intangible assets and deferred taxes. Intangible assets have been reduced by kEUR 118 with a corresponding increase of the goodwill and deferred tax adjustments decreased goodwill by kEUR 263. The acquired assets and liabilities comprise the following items based on the adjusted purchase price allocation:

October 1, 2014
(€ in thousands)
Fair value
Current assets	514
Cash and cash equivalents	2
Trade receivables	211
Inventories	301
Non-current assets	3,936
Intangible assets	1,134
Property, plant and equipment	2,802
Total assets	4,450

Current liabilities	3,466
Financial liabilities	1,542
Trade liabilities	1,126
Accruals	200
Bank overdraft	71
Other liabilties	527
Non-current liabilities	1,430
Financial liabilities	1,430
Total liabilities	4,896

Net assets (liabilities) acquired	(446)

Purchase price	967

Goodwill	1,413

The intangible assets acquired in the business combination consist of order backlog (kEUR 48), customer list (kEUR 622) and digital library (kEUR 464).

The order backlog was amortized until December 31, 2014. The customer relations and digital library are amortized over a period of three years.

The excess of the purchase price over the assets acquired and liabilities assumed is reported as goodwill of €1.4 million. The goodwill results from synergies which relate to the expanded competencies obtained by voxeljet in the UK market and the skills of the voxeljet UK workforce.

6. Property, plant and equipment

	06/30/2015	12/31/2014
	(€ in thousands)
Land, buildings and leasehold improvements	11,136	11,212
Plant and machinery (includes assets under finance lease)	7,900	6,486
Other facilities, factory and office equipment	1,566	1,240
Assets under construction and prepayments made	1,214	528

Total	21,816	19,466

Leased assets included in Property, Plant and Equipment:	2,009	2,282
Printing machines	1,682	2,246
Other factory equipment	327	36

No impairment of non-financial assets was recorded in the six-month period ended June 30, 2015.

7. Financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair values and carrying amounts of financial assets according to fair value hierarchy as of the reporting periods were as follows:

	06/30/2015		12/31/2014
	(€ in thousands)
	carrying amount	fair value	carrying amount	fair value
Non-current assets
Financial assets (restricted cash)	206	206	247	247	Level 1
Current assets
Financial assets (customer loan)	262	262	1,074	1,079	Level 2
Financial assets (bond funds)	38,091	38,091	40,068	40,068	Level 1
Cash and cash equivalents	3,757	3,757	8,031	8,031	Level 1

Total	42,316	42,316	49,420	49,425

The fair value of customer loans included in financial assets was determined using a discounted cash flow model based on observable inputs from the relevant forward interest rate yield curve plus an appropriate risk premium. The fair value of available for sale financial assets represents the quoted price.

The fair values of carrying amounts of financial liabilities according to fair value hierarchy as of the reporting periods were as follows:

	06/30/2015		12/31/2014
	(€ in thousands)
	carrying amount	fair value	carrying amount	fair value
Non-current liabilities
financial liabilities (long-term debt)	648	638	752	750	Level 2
financial liabilities (finance lease obligation)	1,161	1,113	1,511	1,515	Level 2
Current liabilities
financial liabilities (bank overdraft)	425	425	448	448	Level 1
financial liabilities (long-term debt)	205	231	203	198	Level 2
financial liabilities (finance lease obligation)	660	641	590	593	Level 2

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves. The fair value of finance lease obligations was determined using discounted cash flow models on market interest rates available to the Company for similar transactions at the relevant date.

Due to their short maturity and the current low level of interest rates, the carrying amounts of credit lines and bank overdrafts approximate fair value.

8. Other liabilities and provisions

Other liabilities and provisions comprise of advance payments received, amounting to kEUR 576 at June 30, 2015 (December 31, 2014: kEUR 294). In addition, as of June 30, 2015, the amount related to the LTCIP included in other liabilities and provisions on our consolidated statements of financial position was kEUR 1,566 compared to kEUR 751 as of December 31, 2014

9. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended June 30,
	2015		2014
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	1,933	3,551	1,234	1,496
Gross profit	632	1,202	294	566
Gross profit in %	32.7%	33.8%	23.8%	37.8%

	Six months ended June 30,
	2015		2014
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	4,750	6,323	2,546	2,923
Gross profit	1,404	2,309	691	1,248
Gross profit in %	29.6%	36.5%	27.1%	42.7%

10. Revenues

The Group’s revenues by geographic region were as follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	(€ in thousands)		(€ in thousands)
EMEA	4,293	2,021	9,422	4,306
Americas	258	28	513	743
Asia Pacific	933	681	1,138	420
Total	5,484	2,730	11,073	5,469